MT ULTIMATE HEALTHCARE CORP.
                   18301 Von Karman, Suite 205
                        Irvine, CA  92612


December 16, 2005


VIA EDGAR
---------

Securities and Exchange Commission
101 F Street, NE
Washington, D.C.  20549-7010


RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 5, 2004 (REGISTRATION NO. 333-119540) together with all exhibits and amendments thereto

Ladies and Gentlemen:

      Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), MT Ultimate Healthcare Corp. (the "Registrant") hereby requests withdrawal of its Registration Statement on Form SB-2 (File No. 333-119540), together with all exhibits and amendments thereto (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "SEC") on October 5, 2004.

      The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

MT ULTIMATE HEALTHCARE CORP.

/s/ David Walters

David Walters
Chief Executive Officer